VF 3-12-04

AM 3/11/2004

SECURITIES AND EXCHANGE COMMISSION

04004777

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LONDON PACIFIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2399 GATEWAY OAKS DRIVE, SUITE 200
(No. and Street)

RECD S.E.C.
FEB 27 2004

SACRAMENTO (City) CA (State) 95833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONELLE M. STENSON (916) 288-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

ONE SANSOME STREET, SUITE 1100 (Address) SAN FRANCISCO (City) CA (State) 94104-4430 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECD FEB 29 2004 WASH. D.C.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY L. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LONDON PACIFIC SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE RAU
Commission # 1293087
Notary Public - California
Placer County
My Comm. Expires Feb 4, 2005

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

London Pacific Securities, Inc.
and Subsidiary

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2003

BDO Seidman, LLP
Accountants and Consultants

One Sansome Street, Suite 1100
San Francisco, California 94104-4430
Telephone: (415) 397-7900
Fax: (415) 397-2161

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors and Stockholder
London Pacific Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of London Pacific Securities, Inc. and Subsidiary (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

San Francisco, California
January 15, 2004

BDO Seidman, LLP
Accountants and Consultants

One Sansome Street, Suite 1100
San Francisco, California 94104-4430
Telephone: (415) 397-7900
Fax: (415) 397-2161

Independent Auditors' Report

Board of Directors and Stockholder
London Pacific Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of London Pacific Securities, Inc. and Subsidiary as of December 31, 2003, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the periods from January 1, 2003 to May 31, 2003, and from June 1, 2003 to December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of London Pacific Securities, Inc. and Subsidiary at December 31, 2003, and the results of their operations and their cash flows for the periods from January 1, 2003 to May 31, 2003, and from June 1, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

January 15, 2004

Consolidated Statement of Financial Condition

December 31,	2003
Assets	
Cash and cash equivalents	$ 464,209
Receivables from Clearing Brokers	168,276
Other receivables	41,326
Securities owned, at fair value	2,835
Prepaid expenses and other	71,783
Related party receivable	373,408
Income taxes receivable	10,758
Deposits with clearing brokers	110,000
Equipment, net of $1,263 accumulated depreciation	1,685
Total assets	$ 1,244,280
Liabilities and Stockholder's Equity	
Commissions payable	$ 360,078
Accrued liabilities	78,784
Related party payable	106,576
Total liabilities	545,438
Commitment and Contingencies (Notes 5 and 6)	
Stockholder's Equity:	
Common stock – Series A, voting, $.001 par value; 100,000 shares authorized, issued and outstanding	100
Additional paid-in capital	716,062
Accumulated deficit	(17,320)
Total stockholder's equity	698,842
Total Liabilities and Stockholder's Equity	$ 1,244,280

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Operations

	Post-Acquisition June 1, 2003 to December 31, 2003	Pre-Acquisition January 1, 2003 to May 31, 2003
Revenue		
Brokerage commissions	$ 2,660,636	$ 1,650,286
Insurance commissions	709,361	678,292
Other	7,262	32,739
Total revenue	3,377,259	2,361,317
Operating Expenses		
Commissions	2,775,121	1,841,937
Allocation of personnel charges from affiliate	339,751	258,654
Printing	70,474	54,475
Data services	86,345	72,145
Professional services	29,083	19,286
Other	104,563	81,092
Total operating expenses	3,405,337	2,327,589
(Loss) income before provision for income taxes	(28,078)	33,728
Income tax (benefit) provision	(10,758)	1,600
Net (Loss) Income	$ (17,320)	$ 32,128

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Pre-Acquisition					
Balance, January 1, 2003	100,000	100	497,900	145,451	643,451
Dividend declared and paid	–	–	–	(70,000)	(70,000)
Net income	–	–	–	32,128	32,128
Balance, May 31, 2003	100,000	$ 100	$ 497,900	$ 107,579	$ 605,579
Post-Acquisition					
Acquisition adjustment to eliminate retained earnings	–	–	$ 107,579	$ (107,579)	$ –
Purchase price adjustments	–	–	110,583	–	110,583
Balance, June 1, 2003	100,000	100	716,062	–	716,162
Net loss	–	–	–	(17,320)	(17,320)
Balance, December 31, 2003	100,000	$ 100	$ 716,062	$ (17,320)	$ 698,842

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Post-Acquisition June 1, 2003 to December 31, 2003	*Pre-Acquisition January 1, 2003 to May 31, 2003*
Cash Flows from Operating Activities		
Net (loss) income	$ (17,320)	$ 32,128
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	1,263	1,131
Changes in assets and liabilities:		
Commissions and other receivables	(73,820)	130,627
Deposits with clearing brokers, prepaid expenses and other	(2,252)	22,467
Accounts payable and accrued liabilities	13,619	(53,476)
Commissions payable	(29,570)	(100,405)
Related party payable/receivable	619	63,995
Income taxes receivable	(10,758)	–
Net Cash (Used in) Provided by Operating Activities	(118,219)	96,467
Cash Flows from Financing Activities		
Dividend paid to London Pacific Advisors, Inc.	–	(70,000)
Net (decrease) increase in cash	(118,219)	26,467
Cash, beginning of period	582,428	555,961
Cash, end of period	$ 464,209	$ 582,428
Supplemental Disclosure of Cash Flow Information:		
Taxes paid to states	$ –	$ 1,600
Transfer of liabilities to LPAS	110,583	–

See accompanying summary of accounting policies and notes to consolidated financial statements.

Background

London Pacific Securities, Inc. (the "Company") is a registered broker and dealer under the provisions of the Securities and Exchange Commission Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company negotiates securities transactions on behalf of its customers through registered affiliates in all 50 states.

The Company was a wholly-owned subsidiary of LP Advisors, Inc. (LPA). LPA is a subsidiary of London Pacific Technologies, Inc. (LPTI), which is a subsidiary of London Pacific Group Limited (LPGL). LPA also owned London Pacific Advisory Services, Inc. (LPAS). Effective May 31, 2003, SunGard Business Systems, Inc. (SunGard) acquired all of the capital stock of the Company and LPAS. As a result, the Company and LPAS became direct wholly-owned subsidiaries of SunGard. The acquisition of the Company by SunGard was accounted for using the purchase method of accounting. Accordingly, the purchase price was "pushed down" and recorded in the accompanying financial statements which affects the comparability of the post-acquisition and pre-acquisition results of operations and cash flows. The "push-down" of the purchase price to the Company resulted in a net transfer of liabilities of $110,583 to LPAS.

The Company has entered into agreements with clearing brokers (the "Clearing Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, LPA Insurance Agency, Inc. (LPAIA). All intercompany accounts and transactions have been eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates relate to collectibility of receivables. Actual results could differ from those estimates.

Commissions and Clearing Expenses

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Accordingly, accruals are made for commissions earned and payable on transactions that have not reached settlement.

Cash and Cash Equivalents

The Company considers cash held in banks and money market funds to be cash and cash equivalents for purposes of the consolidated statement of cash flows. Money market funds are recorded at fair value. Cash and cash equivalents are maintained in one financial institution. Deposits at the institution may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits and continues to maintain accounts with well-capitalized financial institutions.

Securities Owned

Securities owned consist of investments in NASDAQ private equity securities and are valued at fair market value with changes to value recorded in the "Statement of Operations". Securities transactions are recorded on the trade date, as if they had settled.

Equipment

Equipment is carried at cost. Equipment consists of furniture and fixtures. Depreciation is provided on the straight-line method over an estimated useful life of five years.

Income Taxes

Pre-acquisition, the Company is included in the consolidated federal income tax return filed by LPTI, a subsidiary of LPGL, and the combined state income tax return filed by Berkeley (USA) Holdings, Ltd., which is a subsidiary of LPGL. For the period from January 1, 2003 to May 31, 2003, the Company's ultimate former owner is responsible for all income taxes pursuant to the purchase agreement with SunGard. Accordingly, the Company has not recorded a tax provision for the period from January 1, 2003 to May 31, 2003.

Effective May 31, 2003, the Company is included in the consolidated federal and combined state income tax return filed by SunGard. SunGard has instructed the Company to record a tax provision (benefit) using a 35% federal tax rate combined with a 3% blended state unitary tax rate. Accordingly, post-acquisition, the Company records its tax provision in accordance with SunGard instructions.

Recent Accounting Developments

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which disclosures are effective for financial statements issued after December 15, 2002. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no amounts to be indemnified to the clearing brokers for these accounts. Accordingly, the adoption of this Interpretation did not have any impact on the December 31, 2003 consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*. This Interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of activities of the variable interest entity should be included in the consolidated financial statements of the business enterprise. This Interpretation is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of this Interpretation must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not have any financial interest in variable interest entities. The adoption of this Interpretation did not have any impact on the consolidated financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*" This statement will be effective in fiscal 2004 for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Since the Company does not use derivative instruments or engage in hedging activities, the adoption of this statement is not expected to have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of the statement, which previously were often classified as equity, must now be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this statement to have a material impact on the consolidated financial statements.

1. Related Party Transactions

The Company receives support services, including corporate officers and other personnel, office space, legal and certain other operating services, from LPAS. The Company incurred approximately $598,000 for these services during the year ended December 31, 2003. Additionally, the Company incurs certain brokerage fee expenses on behalf of LPAS. The Company received reimbursements from LPAS totaling approximately $303,000 relating to these brokerage fee expenses during the year ended December 31, 2003.

The Company declared and paid a dividend of $70,000 to LPA on April 1, 2003.

As of December 31, 2003, the Company had receivables from LPAS totaling approximately $373,400, related to allocations of services. Also as of December 31, 2003, the Company had liabilities to LPAS totaling approximately $106,600, related to purchase price allocation resulting from acquisition by SunGard.

2. Provisions for Income Taxes

Post-acquisition income tax benefit allocated by SunGard for the period from June 1, 2003 to December 31, 2003 consists of the following:

Year ended December 31,	**2003**
Current	
Federal	$ (9,909)
State	(849)
	(10,758)
Deferred	
Federal	–
State	–
	–
Valuation Reserve	–
Provision for Income Taxes	$ (10,758)

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company has net capital of approximately $197,000, which was in excess of the required capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.77 to 1.

4. Deposit with Clearing Brokers

The Company maintains a deposit with the Clearing Brokers to satisfy the requirement under its clearing agreements.

5. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company is involved in legal procedures including claims for damages from clients of a nature considered normal to its business. The Company believes that ultimate settlement of the claims will not materially affect its financial position, future operation results or cash flows.

6. Contingency

SunGard, LPAS, and the Company are currently in negotiations for a potential sale of the Company's net assets and net assets of a certain business line of LPAS. As the outcome of this transaction is not final, the Company's financial statements have been prepared assuming that it will continue as a going concern.

Supplemental Material

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(4)

December 31,		2003
Net Capital		
Total stockholder's equity from statement of financial condition		$ 698,842
Deductions and charges:		
Non-allowable assets:		
Other receivables	$ 41,326	
Securities owned, at fair value	2,835	
Prepaid expenses and other	71,783	
Related party receivable	373,408	
Income tax receivable	10,758	
Equipment, net of $1,263 accumulated depreciation	1,685	
Total deductions and charges		501,795
Net Capital Before Haircuts on Securities Position (Tentative Net Capital)		$ 197,047
Haircuts on Securities		–
Net Capital		$ 197,047
Total Aggregate Indebtedness From Statement of Financial Condition		$ 545,438
Computation of Basic Net Capital Requirement		
Minimum net capital, the greater of $50,000 or 6.66% of aggregate indebtedness		$ 50,000
Excess Net Capital		$ 147,047
Ratio of Aggregate Indebtedness to Net Capital		2.77 to 1

Statement Pursuant to Rule 17a-5(d)(4):

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital, included in its unaudited Form X-17A-5 Part IIA (as amended) and the computation herein.